OFFERING MEMORANDUM
(EXHIBIT A TO FORM C/A-5)
March 19, 2021
Kiddie, Inc.



Up to $1,070,000 of Common Stock at $.10 per share

Kiddie, Inc. ("Kiddie", the "Company", "we", "us", or "our"), is offering up to $1,070,000 worth of shares of common stock of the Company (the "Securities") at a price of $.10 per share. Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Minimum Offering Amount" or the "Target Offering Amount"). This Offering is being conducted on a "best efforts" basis and the Company must reach its Minimum Offering Amount of $25,000 by May 18, 2021. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Minimum Offering Amount of $25,000 under the Combined Offerings (the "Closing Amount") by May 18, 2021, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by May 18, 2021 will be permitted to increase their subscription amount at any time on or before May 18, 2021 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after May 18, 2021.

The Company will accept subscriptions in excess of the Minimum Offering Amount up to $1,070,000 (the "Maximum Offering Amount") on a first come, first served basis. If the Company reaches its Minimum Offering Amount prior to May 18, 2021, the Company may conduct the first of multiple closings up to the Maximum Offering Amount, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

The minimum amount of Securities that can be purchased is **$100** per Purchaser or the purchase of **1,000** shares of common stock (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through FundMe.com (the "Intermediary"). The Intermediary will be entitled to receive Listing and Due Diligence Fee of $2,500 (due at signing) and $2,500 (due at launch of live offering) FundMe.Com will charge a 5% Transaction fee per investment to investors. related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100	$5	$95

Aggregate Minimum Offering Amount	$25,000	$1,250	$23,750
Aggregate Maximum Offering Amount	$1,070,000	$53,500	$1,016,500

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.zenither.com/ no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is March 19, 2021.

REGULATORY INFORMATION

Disqualification
No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure
The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Certifications
The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE

COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE

DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

**NOTICE REGARDING ESCROW AGENT**

PRIMETRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Contents

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than May 18, 2021.

Once posted, the annual report may be found on the Company's website at https://www.kiddierx.com/investors. The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Updates
Updates on the status of this Offering may be found at: www.kiddierx.com/investors. or at FundMe.Com.

About this "Form C"
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Kiddie, Inc. ("the Company") was founded on August 6, 2020 in the state of Florida, as Kiddie, Inc

The Company's headquarters are located at 3525 Griffin Road, Ft. Lauderdale, Florida

33312. The Company's website is www.kiddierx.com

A description of our services, process, and business plan can be found on the Company's profile page on the FundMe.Com website and is a part of this Offering Memorandum.

The Offering

The following description is a summary of the material terms of the Securities being offered.

Minimum quantity of shares of Common Stock being offered (Minimum Offering divided by $.10 per share) in Offering	250,000
Total Common Stock outstanding after Offering (if minimum amount reached)	60,250,000
Maximum quantity of shares of Common Stock being offered in Offering	10,700,000
Total Common Stock outstanding after Offering (if maximum amount reached)	70,700,000
Purchase price per Security (Common Stock)	$.10
Minimum investment amount per Purchaser	$100.00
Offering deadline	May 18, 2021
Use of Proceeds	See page 17.
Voting Rights	One vote per share.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

Our Maximum Offering Amount for this Offering to investors under Regulation Crowdfunding is $1,070,000.

Additionally, we have set a Minimum Offering Amount ("Target Offering Amount") from all investors of $25,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may undertake its first closing.

An investor's minimum investment in this Offering is $100.00.

Description of Capital Stock of the Company

Per the Company's Articles of Incorporation as filed in Florida on August 6, 2020, the Company is authorized to issue up to 100,000,000 shares of capital stock, no par value. The capital stock may be either common stock or preferred stock. As of the date of this offering, only shares of common stock have been issued, and no shares of preferred stock have been designated or issued, although the Company reserves the right to do so in the future.

Each share of common stock currently issued, or to be issued under this offering, carries with it one vote in any election of the shareholders for any purpose.

Previous Offerings of Securities
The Company has never made any previous offerings of securities. All securities issued to date were issued to its founders.

Securities to be Sold Pursuant to Regulation D
Separate from this Offering, the Company is selling securities in a concurrent offering to accredited investors under Rule 506(b) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risks Related to the Company's Business and Industry

Crowdfunding for early-stage companies is relatively new. Crowdfunding (defined as online offerings of the securities of early-stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early-stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early-stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

As a new company we have a limited operating history. The Company was organized on August 2020. It has only recently launched its website, and has no revenues. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by pre-revenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, provide our services, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

Our projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local and regional economies, (ii) anticipated demand for our services, (iii) anticipated costs associated with the development, marketing, sales and distribution of our services, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed herein. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company or any other person or entity as to the future profitability of the Company or the results of making an investment in the Company. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease space for operations. In addition, we plan to significantly increase our operating expenses to fully develop and broaden our technology and acquire customers.

Our success is dependent on our key personnel. We believe that our success will depend on the skill and expertise of our management. If they are unsuccessful in overseeing and growing our operation, our business will be at risk.

We rely on third parties to provide services essential to the success of our business. We rely on third parties to provide a variety of essential business functions for us. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We compete with other companies. A number of competitors exist in the telemedicine space. As the market grows, we anticipate more competition and price pressure on our business model which may limit our success.

The Company is vulnerable to hackers and cyberattacks. As an internet-marketed business, we may be vulnerable to hackers or cyberattacks. Further, any significant disruption in service on our website or in its computer systems could reduce the attractiveness of the company and result in a loss of business. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on the Company could harm our reputation and materially negatively impact our financial condition and business.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new customers or renew customer contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining its customers.

The Company may face challenges maintaining, promoting, and growing its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in its competitive space. Additionally, the service may be in a market where customers will not have brand loyalty.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Failure to adapt to technological changes may render our technology obsolete or decrease the attractiveness of our solutions to our customers. Although we believe our current technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors introduce new solutions embodying new services or technologies, our technology and processes may become obsolete. Our future success will depend in part on our ability to fully develop and enhance our technology, develop and potentially license new solutions and technologies that address the needs of our prospective customers; and respond to changes in industry standards and practices on a cost-effective and timely basis.

We must continue to enhance the features and functionality of our technology and service offering. The effective performance, reliability and availability of our technology and service offering are critical to our reputation and our ability to attract and retain customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our service to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling our service to meet changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of service enhancements, or that any such service enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

We may experience defects and system failures with respect to our technology, which would harm our business and reputation and expose us to potential liability. Our service is based on sophisticated software and hardware systems, and we may encounter delays when developing or implementing new technological solutions or service enhancements. Further, the technology solutions underlying our service may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we may experience difficulties in installing or integrating our technologies on various software platforms. Defects in our technology solutions, errors or delays in development of our technology and service, or other difficulties could result in the interruption of business operations, a delay in market acceptance of our service, additional development and remediation costs, diversion of technical and other resources, or a loss of customers.

The Company's cash position is relatively weak. The Company currently has limited cash balances. The

Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund rising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Management has broad discretion as to the use of proceeds. The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

The Company must file a Form D for its Regulation D offering, as separate from this Offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply should the Company be late in its filing.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plan may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Other economic and public health conditions in the markets pose risks. We are subject to risks including rising operational costs, labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or any third-party conduct which could negatively impact our business. Various economic and public health conditions can have a significant negative impact on our business. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts or the prospect of such events. Any weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability. In addition, during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our service, increase our promotional spending, or take other steps to encourage consumer purchases of our service. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability, to the extent it is ever achieved.

Risks Related to the Securities

Risks Associated with an Investment in Securities Best efforts offering. This Offering is being made on a "best efforts" basis. As subscriptions are accepted (and any required rescission periods expire), subscriptions are irrevocable and subscribers will not have the opportunity to have their funds returned notwithstanding any future lack of success in recruiting other investors. Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of an underwriter with respect to this offering, and there is no guarantee that any number of shares of common stock are sold and proceeds will be realized by the Company.

An investment in the Company's securities involves substantial risk. Prospective investors should consider carefully the factors referred to below as well as others associated with their investment. In addition, this offering contains forward-looking statements regarding future events and the future financial performance of the Company that involve significant risks and uncertainties. Investors are cautioned that such statements are predictions and beliefs of the Company, and the Company's actual results may differ materially from those discussed herein. The discussion below includes some of the material risk factors that could cause future results to differ from those described or implied in the forward-looking statements and other information appearing elsewhere herein.

The Offering price is arbitrary. The price of the Shares offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the shares bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Shares are not guaranteed and could become worthless. The shares to be issued under this offering are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the shares is not guaranteed, and the shares could become worthless.

Future capital needs; Dilution. The Company believes that the net proceeds of the offering will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future, assuming that it sells all shares offered hereby and that the revenue forecasts for the first 12 months are substantially achieved. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long-term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

We are relying on certain exemptions from registration. The shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

The Shares are restricted securities and a market for such securities may never develop. Investors should be aware of the potentially long-term nature of their investment. Each purchaser of shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the shares, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

The Common Stock will not be freely tradable until one year from the initial purchase date. Although they may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and there may not be, a public market for the common stock. Because the Common Stock has not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Common Stock has transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Common Stock may also adversely affect the price that you might be able to obtain for them in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We may be required to register under the Securities Exchange Act. The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.

Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business.

The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:
- A private company will become subject to the Sarbanes-Oxley Act upon filing a registration statement with the SEC in anticipation of an IPO.
- The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for

acquisition by a public company.

- In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.
- Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive – can significantly slow the efforts of private companies such as the Company that may seek to enter the public markets.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

History and Description of the Business

Kiddie, Inc. is a privately-held, startup company, incorporated in the State of Florida on August 6, 2020, that is entering into the business of operating an online telemedicine service for pediatric healthcare. As an adjunct this service, it will also arrange through third party providers for the ordering, fulfillment and management of the monthly supply, of prescription items for its subscribers. It plans to also provide an online platform for the sale of various wellness and personal care products.

Business Plan

Our Mission
To be an end-to-end service provider offering a medical online platform that helps parents resolve the healthcare issues of their children, easily, quickly and economically from the privacy and comfort of their home. No need to drive to, and wait in, a physician's office, or even go to, or wait, at a pharmacy for your child's prescriptions.

What We Will Do
Over time, the Company will integrate a new, cutting-edge proprietary telemedicine-physicians network, expandable to over 50-states, with a retail online pharmacy, or *ePharmacy*, to offer wellness products and services to parents for their children.

Our proprietary system will be fully Internet secure and provide *complete privacy* of the health care and personal information of our patients and families, meeting or surpassing federal or state healthcare regulations.

Our system, usable by computer or smartphone, will provide real time online connections between patients and medical providers (contracted in advance). Our medical providers will determine any prescriptions needed, which, based on the parents' location and agreement may be rapidly fulfilled by us, including automated repetitive refills. So, our patients can have the option of getting the added benefit on not having to go to, or wait at, a pharmacy for their prescriptions. All for a "cost per visit" comparable to existing medical service charges.

Additional Website Features
Besides being able to access quick and convenient child healthcare, our website will offer:
- online past order information,
- one-click registered customer reordering or ordering of new items, and
- through third-party strategic partners, accessibility to a broad range of information on health concerns, general healthcare and nutrition, among other topics of family health.

Our strategic intent is to be a one-stop shop for child healthcare needs, including wellness products and information on health-related issues.

Geographic Markets – Initial Rollout
For calendar 2021, the Company plans to launch its services to customers in the State of Florida, and limit them to Florida initially in order to fine tune its processes. Approximately 6 months after launch, the Company will begin adding States with major metropolitan markets, with the intent to add three to four States to our service area every 3 to 4 months starting on the East Coast and progressing into the Midwest, and rolling toward the West Coast.

How We Will Do It

Essentially, the Company is combining a telemedicine practice with an ePharmacy that offers a broad range of services and wellness products. The Pediatric Healthcare Market in the U.S., has been estimated to be worth $38.9 Billion in annual sales in 2019, with a compound annual growth rate ("CAGR") of 3.7%. The separate Pediatric Prescription Market in the U.S., as part of the $333 Billion in annual sales U.S. Prescription Industry (as measured in 2017), was estimated to be valued at $45.8 Billion in 2017, and has been continuously growing at a CAGR of 8.9%[1].

Nationwide, there is a growing number of medical providers adept at using telemedicine techniques who are receptive to working with service providers such as ourselves. We will have an in-house professional marketing team who will recruit and contract them to provide services on a fixed fee schedule.

Prescriptions that we fill for our customers will be issued by a State of Florida licensed pharmacist, prepared and packaged under appropriate, quality control conditions as required by State and Federal law. Outbound deliveries will be via one of several major services including USPS, UPS or FedEx. Standard shipping will be included in our service fees but expedited delivery will be an additional expense for the customer.

All customer service, products and sales & marketing will be performed in-house, with fulfillment of non-medicinal products packaged and drop shipped for us by outside providers.

Over time, as the Company expands its distribution footprint, we will add additional pharmacy capacity, internal staff, technological service scaling and fulfillment centers.

Our Overall Market
In 2020, the number of children under age 18 in the United States is estimated to be 74 million. The number of children in the country is projected to increase to over 78 million by 2050[2].

Telemedicine Market Overview
The worldwide explosive growth in the use of smartphones and internet use, represent two of the major driving factors behind the rapid growth of the telemedicine market. The internet and smartphones allow people residing in rural and remote areas to have access to online healthcare and doctor consultation apps that previously were either unavailable or difficult to obtain. Lack of time availability, and the fact that approximately 70% of primary health care issues can be solve without the physical presence of the patient with the doctor, provide key factors that are changing the mindset of patients toward the use of mobile apps for their healthcare.

In 2017, the telemedicine market was valued at $21.5 billion worldwide and is projected to reach $48.8 billion by 2023, progressing at a CAGR of 14.8% during the forecast period of 2018–2023.

Overall, the consumer portion of the telemedicine market is likely to witness faster growth during this forecast period, due to patient benefits, including remote monitoring of health conditions and improved access to healthcare professionals[3]. Telemedicine solutions for individual consumers hold great opportunity as they provide effective, rapid, and cost-effective care delivery to patients. Recent events (e.g., coronavirus) have only escalated its growth.

The Impact of Recent Events (COVID-19 Crisis) on the Shift to Telemedicine
According to CNBC.Com[4]: "The adoption of telemedicine shifted into hyper-drive over the past month, with virtual health-care interactions on pace to top *1 billion* by year's end, according to analysts at Forrester Research. March 2020 telehealth visits surged 50% amid the coronavirus pandemic, according to research from Frost and Sullivan consultants. Analysts now expect general medical care visits to top 200 million this year, up sharply from their original expectation of 36 million visits for all of 2020.

Barriers to consumer use of telemedicine collapsed dramatically last month after the government declared a national emergency due to COVID-19. The government also strongly urged doctors and patients to avoid in-person visits

---

[1] Sources: MarketWatch, Transparency Market Research, Centers for Medicine
[2] Source: ChildStats.gov
[3] P&S Market Research. Telemedicine Market
[4] April 4, 2020.

and instead use telemedicine visits to help prevent the spread of the virus. One result of the crisis, is that health insurers are now making a push for patients to use telemedicine platforms wherever possible.

Today, as a result of the coronavirus crisis, telemedicine is increasingly on the same footing as in-office visits. Moreover, as it relates to the COVID-19 crisis, the WHO mentioned telemedicine as one of the essential services in its policy of how to respond to it.

Financial Projections for the Company for the first 36 months, following the startup of operations.

KiddieRx	Projection for	Projection for	Projection for	Projection for
Projected P&L (Unaudited)	**12 Months**	**Months 13-24**	**Months 25-36**	**All 36 Months**
New Customers Per Month	$ 170,200	$ 1,139,880	$ 2,773,800	$ 4,439,000
New Revenue Per Month/Customer	$ 1,702,000	$ 11,398,800	$ 27,738,000	$ 44,390,000
$10 Subscription Monthly Rev	$ 5,021,500	$ 73,460,000	$ 318,078,000	$ 396,559,500
Revenue	**$ 6,723,500**	**$ 84,858,800**	**$ 320,369,760**	**$ 440,949,500**
Cost of Goods Sold				
Doctor Online Call	**$ 3,330,000**	$ 22,302,000	$ 54,270,000	$ 53,268,000
Total Cost of Goods Sold	**$ 3,330,000**	**$ 22,302,000**	**$ 54,270,000**	**$ 53,268,000**
Gross Profit	**$ 3,393,500**	**$ 62,556,800**	**$ 266,099,760**	**$ 387,681,500**
Gross Profit Percentage	*50%*	*74%*	*83%*	*88%*
Expenses:				
Wages & Benefits	$ 319,000	$ 2,700,000	$ 4,650,000	$ 7,669,000
Licenses & Taxes	$ 12,000	$ 34,050	$ 45,350	$ 91,400
Marketing	$ 1,601,060	$ 20,003,050	$ 81,137,124	$ 102,741,234
Technology	$ 1,500,000	$ 2,190,000	$ 2,550,000	$ 6,240,000
G&A	$ 30,000	$ 52,500	$ 63,050	$ 145,550
Professional Services	$ 51,300	$ 105,900	$ 158,700	$ 315,900
Rent	$ 90,000	$ 240,000	$ 264,000	$ 594,000
Total Operating Expenses	**$ 3,654,660**	**$ 25,431,400**	**$ 89,026,924**	**$ 118,112,984**
Net Income (Pre-Tax)	**$ (261,160)**	**$ 37,125,400**	**$ 177,072,836**	**$ 269,568,517**
Net Income Percentage	*-4%*	*44%*	*55%*	*61%*

Assumptions*:	
Revenue/customer/month:	10
Customer Acquisition Cost- Amortized	28
Doctor Online Service Fee/Call	12
Prescription:	0
Shipping/order	0
Customer Longevity(months)	36
Amortizaton over 12 months @ $28 CPA =	2.33
Months above = 30 days	
Average customer churn rate estimated at 8%	

https://www.business2community.com/strategy/how-to-beat-the-average-churn-rate-for-subscription-service-enterprises-

All assumptions are +/- 20% as they are only projections

As per the 2 articles below, we are estimating as an average per child 6 doctor's visits per year:

https://healthcare.utah.edu/the-scope/shows.php?shows=0_5nzgsffm#:~:text=Babies,%20toddlers,%20and%20preschoolers%20get,to%20three%20times%20a%20year

https://www.ccmhhealth.com/should-i-be-worried-if-my-child-is-always-sick/

The above projections reflect expenses to be incurred after minimum amounts have been raised by start-up financing (See Company offering documents-under "Use of Proceeds")

Revenue projected is estimated payments by customers for services/products or from other general business sources. Pharmacy revenue streams arenot included at this time.

It does not include start-up amounts raised via financing which constitute paid-in capital to be shown on the Balance Sheet of the Company which is adjusted to reflect equity inflows to the Company

Competitive Landscape
In 2017, the Pediatric Healthcare Market's telemedicine segment in the U.S. was estimated to be worth $1.37 Billion. Overall, the total U.S. Telemedicine Market (children and adults) by 2019 was valued at $38.9 Billion, with all segments growing rapidly such that the Pediatric Healthcare Market is projected to reach $4.6 Billion by 2025.

At the end of 2020, the Pediatric Healthcare Market telemedicine segment continues to grow rapidly driven by multiple factors including the impact of the Covid pandemic which has made parents wary of travel to medical offices in general. Although this market is sizable and growing, there isn't a dominant national competitor, but rather many smaller, regional competitors offering similar, but not identical services to Kiddie, Inc. Pricing is primarily per visit, with some requiring an upfront enrollment fee. Service offerings among the competitors are essentially comparable. Some physician groups with pediatric services are also offering telemedicine delivery of services, but such offerings usually are limited to the group's geographic footprint, and are at a higher price point than strict telemedicine service companies. Few competitors in the telemedicine space offer healthcare products on an e-commerce basis, or provide for any pharmacy prescription fulfillment services.

Intellectual Property
The Company has retained specialized legal counsel for the purpose of filing a trademark on its logo and name for exclusive rights in the United States. The trademark filings are pending.

Governmental/Regulatory Approval and Compliance
The Company is subject to laws and regulations affecting its operations in the areas of labor, advertising, digital content, consumer protection, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, television, intellectual property ownership and infringement, and data privacy requirements. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other
The Company's principal and headquarters address is 3525 Griffin Road, Ft. Lauderdale, Florida 33312.

The Company conducts business in and from the State of Florida.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds from the offering. We plan to use these proceeds as described below, which amount determinations have been established by management. All amounts as stated are approximate, and estimated as a +/-20% variance.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Minimum Offering Amount, it will use 0% of the proceeds, or $0 towards offering expenses;
- If the Company raises the Maximum Offering Amount, it will use 5.14% of the proceeds, or $55,000 towards offering expenses

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised ("Target Offering Amount")	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$53,500
Application Development and IT related	95.00%	$23,750	46.73%	$500,000
Marketing expenses and related reimbursement	-0-	-0-	9.34%	$100,000
Estimated Attorney Fees	-0-	-0-	4.67%	$50,000
Estimated Accounting Related Fees	-0-	-0-	.47%	$5,000
General Working Capital	-0-	-0-	33.32%	$356,500
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

The above table is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of our services introduction.

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. The Company reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for at least the past three (3) years.

Name	Positions and Offices Held at the Company
Alberto Prieto	President and CEO, Treasurer and Secretary

Alberto Prieto, President, CEO and Treasurer of Kiddie, Inc. is a Florida resident and a senior business executive with a long history of entrepreneurial and sales & marketing experience.

Since 2019 Alberto has been the managing partner of MRN Marine and its affiliates, which specializes in consulting and entrepreneurship projects involving the digital transformation of the Graphic Arts, Retail and Consumer Products Industries.

From 2008 to 2018 he served as Managing Partner of the Latin America division of Sun Digital, where he led its market expansion for the sales and distribution of its digital printing, finishing, and information management technology solutions into the region.

From 2001 to 2008, Mr. Prieto was a senior sales executive for Indigo, a division of Hewlett Packard, where he was responsible for its Latin America and Caribbean markets. His responsibilities included the sales quota, overseeing training and development for the sales team, as well as representing the company as a speaker at various national and international seminars.

Between 1999 and 2001 Mr. Prieto served as sales representative of the German company, Rima System, specialized in automatic post press equipment and palletizing.

Mr. Prieto began his career in 1992 in Grafinal Mexico, an ink manufacturer and technology equipment distributor and integrator. Later in 1997 he was promoted to Commercial Manager for its subsidiary in Peru overseeing the sales of digital printing solutions in Peru, Ecuador and Venezuela.

Mr. Prieto studied Electrical Mechanical Engineering at the Instituto Tecnológico y de Estudios Superiores de Monterrey, in Mexico. He has been a speaker and contributor in multiple national and international fora and media in the Graphics Industry.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has the following outstanding Securities:

Type of security	Amount outstanding	Voting rights (One vote per share)	Percentage ownership of the Company by the holders of such securities prior to the offering	Other material terms
Common Stock	60,000,000	60,000,000	100%	N/A
Preferred Stock	None	N/A	N/A	N/A

Ownership
Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership (pre-offering)
Supreme Capital Fund, L.P.	55,000,000 shares of common stock	91.66%
Lifestyle Equities, LLC	5,000,000 shares of common stock	8.33%

Supreme Capital Fund, L.P. is a Nevada limited partnership whose general partner is Supreme Capital Management, LLC, a Wyoming limited liability company.

Lifestyle Equities, LLC, is a Florida limited liability company, whose managing member is Lee Lefkowitz, a founder of the Company.

FINANCIAL INFORMATION
You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing in this Offering Memorandum. This discussion contains

forward- looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering.

Operations
Since the Company is a startup, it currently does not have any revenues or active operations.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", to execute our business strategy. These proceeds will have a beneficial effect on our liquidity, as we have approximately $525 in cash as of December 31, 2020, (the date of our balance sheet) which will be augmented by the Offering proceeds.

The Company currently does not have any future additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company intends to invest approximately $500,000 or more over time to develop its proprietary IT application and backend services. Such an expenditure will be classified on the books and records of the Company as a "CapEx" expenditure.

Debt.
The Company currently has no debt outstanding expect for trade payables.'

Trends and Uncertainties
After reviewing the Business Plan, Financial Statements and Projections and Risks of the Company, potential subscribers to this offering should consider in their judgment their risk tolerance for this investment. Each subscriber should also assess the consequences to the Company of any delays to the Company achieving its Business Plan and whether or not it will need additional financing to accomplish them.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to $1,070,000 shares of its common stock (the "Securities") at a price per share of $.10. Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum investment in this Offering is $100.00 or the purchase of 1,000 shares of common stock.

This Offering is being conducted on a "best efforts" basis and the Company must reach its Minimum Offering Amount of $25,000 by May 18, 2021. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings").

Unless the Company raises at least the Minimum Offering Amount of $25,000 under the Combined Offerings (the "Closing Amount") by May 18, 2021, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Investors who completed the subscription process by May 18, 2021 will be permitted to increase their subscription amount at any time on or before May 18, 2021. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after May 18, 2021.

If the Company reaches its Closing Amount prior to May 18, 2021, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

Our Maximum Offering Amount under Regulation Crowdfunding is $1,070,000. Additionally, we have set a minimum Offering Amount of $25,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which must be met before the Company can withdraw funds.

The Securities

Per the Company's Articles of Incorporation as filed in Florida on August 6, 2020, the Company is authorized to issue up to 100,000,000 shares of capital stock, no par value. The capital stock may be either common stock or preferred stock. As of the date of this offering, only shares of common stock have been issued, and no shares of preferred stock have been designated or issued, although the Company reserves the right to do so in the future.

Each share of common stock currently issued, or to be issued under this offering, carries with it one vote in any election of the shareholders for any purpose.

Voting and Control

Voting Rights. Each share of common stock subscribed to under this offering, bears one vote in an election of the shareholders for any purpose.

Voting Proxy. Each subscriber for the shares offered herein shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as said subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the subscriber is an individual, will survive the death, incompetency and disability of the subscriber and, so long as the subscriber is an entity, will survive the merger or reorganization of the subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Minority Holder Limitation on Rights

As a subscriber under this Offering, you will be a "minority holder." As a minority holder of Common Stock of the Company, an investor will have limited rights in regards to the corporate actions of the Company, including any additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors (for example, should the Company in the future issue preferred stock, of which it currently has issued none, which preferred stock may bear current preferences and rights), and will have limited influence on the corporate actions of the Company.

The right to demand current distributions from any operating business is limited. A majority owner, if she/he is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to one's self or relatives in a high amount, pre-paying expenses, investing in new business or new equipment, leasing cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of that company.

No right to participate in any management decisions of the company. The majority owner may make a decision with which an investor disagrees and puts your investment at risk. The investor can try to convince the majority owner that it is the wrong decision, but the majority owner has no obligation to the minority holder to change its position.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

Sale of the Business.
While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Dilution
Investors should understand the potential for dilution. The investor's stake in a Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family or the equivalent" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother, father, daughter, son, sister, brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, for example, the assets of a retail business include its inventory, fixtures and equipment; its liabilities include the cost of rent, etc. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the customer base. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at the cost of assets (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is speculative.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors may value the Company differently, as the state of the business changes over time. Or, they may use a different valuation method, or different assumptions about the Company's business and its market. Such changes in valuation over time may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Pre-Money Valuation
The Company's Board of Directors has determined that a reasonable "Pre-Money Valuation" for the Company (that is, a value before funding to execute the Company's business plan is raised) is approximately $250,000, given the startup investments already made in the Company, its ongoing development, and the rapidly growing healthcare telemedicine sector in which it will plans to participate.

The basis for the Company's value comes from consideration of the following:
- The large, rapidly growing market for telemedicine, valued at $10 Billion in 2020 and projected to reach $34 Billion by 2025, and the overall sizable pediatric healthcare service market estimated at $38.9 Billion in 2019 with a rapidly growing telemedicine segment valued at $1.37 Billion for 2020.
- The marketing, technical and general management experience of management.

The Company's management took these factors into account and balanced them against the fact that the Company is an early-stage company. The Company set its valuation internally, without a formal-third party independent valuation.

Over time, as additional investment is made in the Company and the development of its application, the current valuation of the Company will be adjusted accordingly.

TAX MATTERS

Each prospective purchaser should consult with his own tax advisor as to the particular consequences of the purchase, ownership and sale of the securities, as well as possible changes in the tax laws.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

At this time, there are no related person transactions.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

None.

OTHER INFORMATION

Bad Actor Disclosure
None.

FUNDME.COM INVESTMENT PROCESS
For information on the FundMe.Com investment process, see Exhibit E, "Subscription Agreement Instructions – Fundme.Com.

How does investing work?
When you complete your investment on FundMe.Com, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Securities. At that point, you will be an investor in the Company.

Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary, FundMe.Com, Inc. will notify investors when the Minimum and Maximum Offering Amounts have been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If the Company reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If the Company does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Social Security Number or government-issued identification
3. ABA bank routing number and checking account number
4. Employment information
5. Net worth and income information

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12- month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued.

After Investment
What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, FundMe.Com works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to FundMe.Com at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (e.g., IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

(Signature Page Follows)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned person in the capacity and on the date indicated.

/s/Alberto Prieto
_____
(Signature)

Alberto Prieto
_____
(Name)

Chief Executive Officer, Director
_____
(Title)

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.